                                                  James T. Hudson



               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G



           Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*


                       HUDSON FOODS, INC.
___________________________________________________________________
                        (Name of Issuer)

              Class A Common Stock, $.01 par value
___________________________________________________________________
                 (Title of Class of Securities)

                          443782-10-7
___________________________________________________________________
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                  (Continued on following pages)

                        Page 1 of 5 Pages

                          SCHEDULE 13G


CUSIP No. 443782-10-7                           Page 2 of 5 Pages


1.   Name of Reporting Person
     ------------------------
     S.S. or I.R.S. Identification No. of Above Person
     -------------------------------------------------

     James T. Hudson

2.   Check the appropriate box if a member of a group
     ------------------------------------------------

                                                       (a) / /

                                                       (b) /X/

3.   SEC USE ONLY
     ------------


4.   Citizenship or Place of Organization
     ------------------------------------

     United States of America


                    [    5.  Sole Voting Power -      8,031,585(1)(2)
                             -----------------
                    [
Number of Shares    [    6.  Shared Voting Power -        1,000
                             -------------------
Beneficially Owned  [
By Each Reporting   [    7.  Sole Dispositive Power - 7,031,585(1)(2)
                             ----------------------
Person With         [
                    [    8.  Shared Dispositive Power -   1,000
                             ------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     8,032,585 shares(1)(2)

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain
     -----------------------------------------------------------
     Shares
     ------

     Not Applicable                                           / /

11.  Percent of Class Represented by Amount in Row 9
     -----------------------------------------------

     54.5%

12.  Type of Reporting Person
     ------------------------

     IN


- -----------
(1) Includes 31,485 shares of Class A common stock that may be acquired by exercise of stock options within 60 days following
December 31, 1993.

(2) Includes 7,000,000 shares of Class A common stock that may be acquired upon conversion of 7,000,000 shares of Class B common stock.

                          SCHEDULE 13G


CUSIP No. 443782-10-7                           Page 3 of 5 pages


Item 1(a).     Name of Issuer
               --------------

               Hudson Foods, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               1225 Hudson Road
               Rogers, Arkansas  72756

Item 2(a).     Name of Person Filing
               ---------------------

               James T. Hudson

Item 2(b).     Address of Principal Business Office or, if None,
               -------------------------------------------------
               Residence
               ---------

               1225 Hudson Road
               Rogers, Arkansas  72756

Item 2(c).     Citizenship
               -----------

               United States of America

Item 2(d).     Title of Class of Securities
               ----------------------------

               Class A Common Stock, $.01 par value

Item 2(e).     CUSIP No.
               ---------

               443782-10-7

Item 3.        Not Applicable

Item 4.        Ownership
               ---------

               (a)  Amount Beneficially Owned:  8,032,585
                    shares(1)(2)

               (b)  Percent of Class:  54.5%




- ----------
(1) Includes 31,485 shares of Class A common stock that may be acquired by exercise of stock options within 60 days following
December 31, 1993.

(2) Includes 7,000,000 shares of Class A common stock that may be acquired upon conversion of 7,000,000 shares of Class B common stock.

                          SCHEDULE 13G


CUSIP No. 443782-10-7                           Page 4 of 5 pages


               (c)  Number of shares as to which such person has:

                     (i)   sole  power to vote or to  direct  the
                           vote - 8,031,585(1)(2)

                     (ii)  shared power to vote or to direct  the
                           vote - 1,000

                     (iii) sole  power  to  dispose or to  direct
                           the disposition of - 7,031,585(1)(2)

                     (iv)  shared  power  to dispose or to direct
                           the disposition of - 1,000

Item 5.        Ownership of Five Percent or Less of a Class
               --------------------------------------------

               Not Applicable

Item 6.        Ownership  of  More  than Five Percent on Behalf  of
               ----------------------------------------------------
               Another Person
               --------------

               James T. Hudson holds revocable proxies allowing him to vote 1,000,000 shares of Hudson Foods, Inc. Class A Common Stock and thus is considered to be
               a beneficial owner of   such  shares.  In  addition,
               Mr.  Hudson  is   deemed  beneficially  to own 1,000
               shares of Class A Common Stock held by his wife. The record owners of such shares retain the right to receive dividends from, or the proceeds from the sale of, such shares. The 1,000,000 shares for which Mr. Hudson holds voting proxies are owned in blocks of 500,000 each by Charles B. Jurgensmeyer and
               Gary   L. Anderson.  Mr. Hudson disclaims beneficial
               ownership of the 1,000,000 shares for which he holds voting proxies and the 1,000 shares held by his wife.








- -----------
(1) Includes 31,485 shares of Class A common stock that may be acquired by exercise of stock options within 60 days following
December 31, 1993.

(2) Includes 7,000,000 shares of Class A common stock that may be acquired upon conversion of 7,000,000 shares of Class B common stock.

                          SCHEDULE 13G


CUSIP No. 443782-10-7                               Page 5 of 5 pages


Item 7.        Identification  and Classification  of the  Subsidiary
               ------------------------------------------------------
               Which Acquired the Security Being Reported on  by  the
               ------------------------------------------------------
               Parent Holding Company
               ----------------------

               Not Applicable

Item 8.        Identification   and   Classification  of  Members  of
               ------------------------------------------------------
               the Group
               ---------

               Not Applicable

Item 9.        Notice of Dissolution of Group
               ------------------------------

               Not Applicable

Item 10.       Certification
               -------------

               Not Applicable




                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              February 8, 1994
                              -------------------------
                              Date



                              /S/ JAMES T. HUDSON
                              -------------------------
                              James T. Hudson